UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
______________ SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
ENDEAVOUR INTERNATIONAL CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29259G200
(CUSIP Number) Talisman Group Investments, L.L.C. 324 Royal Palm Way, Suite 229 Palm Beach, FL 33480 (212) 672-9300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
(617) 951-7072

September 2, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS	Talisman Realty Capital Master, L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.12%
14.		TYPE OF REPORTING PERSON	PN

1.	NAMES OF REPORTING PERSONS	Talisman Group Partners, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.12%
14.		TYPE OF REPORTING PERSON	OO

1.	NAMES OF REPORTING PERSONS	Talisman Group Investments, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.12%
14.		TYPE OF REPORTING PERSON	OO

1.	NAMES OF REPORTING PERSONS	The Talisman Group L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.12%
14.		TYPE OF REPORTING PERSON	OO

1.	NAMES OF REPORTING PERSONS	Talisman Family, L.L.C.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.12%
14.		TYPE OF REPORTING PERSON	OO

1.	NAMES OF REPORTING PERSONS	Jason Taubman Kalisman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS:	AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,620,570
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,620,570
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,620,570
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.12%
14.		TYPE OF REPORTING PERSON	IN

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 5 to the Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Endeavour International Corporation, a Nevada corporation (the “Issuer”), and hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2014 as amended by Amendment No. 1 to the Schedule 13D filed on February 24, 2014, Amendment No. 2 to the Schedule 13D filed on March 10, 2014, Amendment No.3 to the Schedule 13D filed on April 28, 2014 and Amendment No. 4 to the Schedule 13d filed on May 22, 2014 (together, the “Schedule 13D”), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Common Stock in this Statement are based upon 52,020,570 shares of Common Stock outstanding, which includes 50,400,000 shares of Common Stock stated to be outstanding in the Issuer’s Quarterly Statement on Form 10-Q as as filed with the Securities and Exchange Commission on August 8, 2014, and 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes.  The Reporting Persons may be deemed to beneficially own an aggregate of 1,620,570 shares of Common Stock consisting of 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes, which constitute 3.12% of the Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TRC Master Fund beneficially owns 1,620,570 shares of Common Stock, which represents approximately 3.12% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The General Partner, as the general partner of TRC Master Fund, may be deemed to beneficially own 1,620,570 shares of Common Stock, which represents approximately 3.12% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Manager, as the investment advisor of TRC Master Fund, may be deemed to beneficially own 1,620,570 shares of Common Stock, which represents approximately 3.12% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Holdco, which is the sole owner of the Manager, may be deemed to beneficially own 1,620,570 shares of Common Stock, which represents approximately 3.12% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The InvestCo, which is the sole owner of the Holdco, may be deemed to beneficially own 1,620,570 shares of Common Stock, which represents approximately 3.12% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Jason Taubman Kalisman, who is the managing member of the InvestCo, may be deemed to beneficially own 1,620,570 shares of Common Stock, which represents approximately 3.12% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The following tables set forth all sales with respect to the Common Stock and  Options effected in the past 60 days.  All such sales of Common Stock, Options and Convertible Notes were effected by TRC Master Fund in the open market.  The price per share reflects the weighted average price, rounded to the nearest whole cent, and commissions paid per share.  The Reporting Persons have not purchased shares of Common Stock or Options in the past 60 days.  The Reporting Persons have not purchased or sold any Convertible Notes in the past 60 days.

Date	Type	Purchase or Sale	# of shares	Price per share
9/2/2014	Common Stock	Sale	950,000	$0.78
9/3/2014	Common Stock	Sale	550,000	$0.54

Date	Type	Purchase or Sale	# of Options	Price per Option
9/3/2014	Options	Sale	40,000	$0.00(1)

(1)           The price per Option was less than $0.005.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of Common Stock on September 3, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2014

TALISMAN REALTY CAPITAL MASTER, L.P.
By:	Talisman Group Partners, L.L.C., its General Partner
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP PARTNERS, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP INVESTMENTS, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

THE TALISMAN GROUP L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN FAMILY, L.L.C.
By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman